

02006579

SEC[illegible]MMISSION
[illegible], D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42993

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cumberland Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

614 Landis Avenue
(No. and Street)

Vineland (City) NJ (State) 08360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheldon Goldberg 856-696-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1777 Sentry Parkway, Dublin Hall, Ste. 400, Blue Bell, PA 19422
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Sheldon Goldberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cumberland Brokerage, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title



Notary Public


NOTARIAL SEAL
Suzanne M. Hoy, Notary Public
Whitpain Twp., Montgomery County
My commission expires Oct. 25, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUMBERLAND BROKERAGE CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2001

CONTENTS



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM International

INDEPENDENT AUDITOR'S REPORT

To the Director and Stockholders
Cumberland Brokerage Corporation
Vineland, New Jersey

We have audited the accompanying statements of financial condition of Cumberland Brokerage Corporation as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cumberland Brokerage Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 15, 2002

CUMBERLAND BROKERAGE CORPORATION

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash (Notes 3 and 9)	$ 103,852	$ 187,906
Deposits with clearing organization (Note 2)	500,000	-
Investment securities owned (Notes 8, 9 and 11)	378,114	170,079
Receivables from clearing organizations (Note 9)	79,494	46,725
Other receivables	4,827	4,524
Due from registered representatives	10,941	1,084
Prepaid expenses	6,937	30,287
Total current assets	1,084,165	440,605
PROPERTY AND EQUIPMENT		
Furniture and fixtures	4,962	4,962
Office equipment	8,770	7,000
Computer equipment	23,318	20,407
	37,050	32,369
Less: accumulated depreciation	29,477	25,850
Net property and equipment	7,573	6,519
	$ 1,091,738	$ 447,124

See Notes to Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Payable to clearing organization (Note 2)	$ 635,984	$ -
Escrow funds (Note 3)	66,929	122,007
Accounts payable and accrued expenses	82,207	55,866
Total current liabilities	785,120	177,873
COMMITMENTS (Note 10)		
STOCKHOLDERS' EQUITY (Note 6)		
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding, 2001 and 2000	10,000	10,000
Preferred stock, $100 par value, 5,000 shares authorized, 4,000 and 1,500 shares issued, 2001 and 2000, respectively, 2,500 and -0- shares outstanding	400,000	150,000
Additional paid-in capital	780,557	461,863
Accumulated deficit	(733,939)	(202,612)
	456,618	419,251
Less - Treasury Stock		
Preferred stock - 1,500 shares at cost in 2001 and 2000	150,000	150,000
Total stockholders' equity	306,618	269,251
	$ 1,091,738	$ 447,124

CUMBERLAND BROKERAGE CORPORATION

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES (Notes 2 and 9)		
Investor service (12b-1) fees	$ 46,964	$ 46,295
Commissions	1,007,974	1,065,960
Interest and miscellaneous	23,603	24,735
	1,078,541	1,136,990
EXPENSES:		
Operating (Note 5)	1,120,397	1,180,686
Interest (Note 2)	42,941	-
	1,163,338	1,180,686
LOSS BEFORE REALIZED AND UNREALIZED GAINS (LOSSES)	(84,797)	(43,696)
REALIZED AND UNREALIZED GAINS/(LOSSES) (Note 8)		
Net realized gain (loss) on investment securities	(53,793)	175
Net unrealized loss on investment securities	(392,737)	(15,860)
	(446,530)	(15,685)
NET LOSS (Note 7)	$ (531,327)	$ (59,381)

See Notes to Financial Statements.

CUMBERLAND BROKERAGE CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Preferred Stock		Additional Paid-In Capital Applicable to				
	Shares	Amount	Shares	Amount	Common Stock	Preferred Stock	Accumulated Deficit	Treasury Stock	Total
BALANCE, DECEMBER 31, 1999	10,000	$ 10,000	1,500	$ 150,000	$ 290,072	$ -	$ (143,231)	$ (150,000)	$ 156,841
CAPITAL CONTRIBUTIONS	-	-	-	-	171,791	-	-	-	171,791
NET LOSS	-	-	-	-	-	-	(59,381)	-	(59,381)
BALANCE, DECEMBER 31, 2000	10,000	10,000	1,500	150,000	461,863	-	(202,612)	(150,000)	269,251
CAPITAL CONTRIBUTIONS	-	-	-	-	68,694	-	-	-	68,694
SALE OF PREFERRED STOCK	-	-	2,500	250,000	-	250,000			500,000
NET LOSS	-	-	-	-	-	-	(531,327)	-	(531,327)
BALANCE, DECEMBER 31, 2001	10,000	$ 10,000	4,000	$ 400,000	$ 530,557	$ 250,000	$ (733,939)	$ (150,000)	$ 306,618

See Notes to Financial Statements.

CUMBERLAND BROKERAGE CORPORATION

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
OPERATING ACTIVITIES		
Net loss	$ (531,327)	$ (59,381)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	3,627	3,196
Net unrealized loss on investment securities owned	392,737	15,860
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Investment securities owned, net	(600,772)	13,719
Deposits with clearing organizations	(500,000)	-
Receivables from clearing organization	(32,769)	-
Other receivables	(303)	(2,806)
Due from registered representatives	(9,857)	5,061
Prepaid expenses	23,350	(10,975)
Other deposits	-	550
Increase (decrease) in:		
Accounts payable and accrued expenses	26,341	(12,326)
Escrow funds	(55,078)	(186,876)
Payable to clearing organization	635,984	-
Net cash used in operating activities	(648,067)	(233,978)
INVESTING ACTIVITIES		
Purchase of property and equipment	(4,681)	(4,048)
Net cash used in investing activities	(4,681)	(4,048)
FINANCING ACTIVITIES		
Proceeds from issuance of preferred stock	500,000	-
Capital contributions	68,694	71,789
Net cash provided by financing activities	568,694	71,789
DECREASE IN CASH	(84,054)	(166,237)
CASH, BEGINNING	187,906	354,143
CASH, ENDING	$ 103,852	$ 187,906

See Notes to Financial Statements.

CUMBERLAND BROKERAGE CORPORATION

STATEMENTS OF CASH FLOWS
(Continued)

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	$ -	$ 200

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

During 2000, a stockholder contributed to capital, investment securities with a fair market value of $100,002.

See Notes to Financial Statements.

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cumberland Brokerage Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Effective January 1, 2001, the Company ceased to be a member of the National Futures Association ("NFA") (Note 6).

The Company is incorporated in the State of New Jersey and operates primarily as a securities broker in the Mid-Atlantic region as well as providing administrative and advisory services to a diverse clientele. Approximately 94% of the Company's total revenues are derived from the securities brokerage business.

Property and Equipment

Equipment is recorded at cost. Depreciation is provided on the straight-line method, generally over a five-year period.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Gains and losses on the sale of investment securities are computed using the specific identification method.

Income Taxes

The Company accounts for income taxes according to Financial Accounting Standards ("SFAS") No. 109 *"Accounting for Income Taxes"*. SFAS No. 109 requires deferred tax assets and liabilities to be recorded for temporary differences between the financial statement and tax bases of assets and liabilities using the currently enacted tax rate expected to be in effect when taxes are actually paid or recovered.

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Revenue Recognition

The Company receives commission income in accordance with the terms of agreements with its clearing agents (Note 2).

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs

Advertising costs included in operating expenses are expensed as incurred and were $14,361 and $16,837 for 2001 and 2000, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

NOTE 2. TRANSACTIONS WITH CLEARING AGENTS

The Company has clearing agreements with two clearing agents for the primary purpose of clearing its customers' securities transactions on a fully disclosed basis. The clearing agents reflect all such transactions on their books and record them in accounts they carry in the names of such customers (Note 9). Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefits of Customers" under provisions of SEC Rule 15(c)3-3 based on Paragraph k(2)(ii) of the rule. The Company is also exempt from Rule k(2)(i) for its money market programs (Note 3) and Certificate of Deposit Program (Note 4). The agreements generally provide for clearing charges at fixed rates multiplied by the number of tickets traded by the Company plus certain other transaction fees as defined.

NOTE 2. TRANSACTIONS WITH CLEARING AGENTS (*Continued*)

The agreement with one of the clearing agents requires the Company to maintain a minimum clearing deposit of $50,000. At December 31, 2001, all of the Company's investment securities totaling $378,114 and certain of its money market funds totaling $8,594 were being held by that clearing agent (Note 8). The agreement provides the clearinghouse with a first lien security interest in all accounts maintained by the Company at the clearinghouse.

The agreement with the other clearing agent requires the Company to maintain at all times net capital equal to $150,000, unless the clearing agent otherwise waives such requirement. In addition, the Company must notify that clearing agent when its net capital ratio reaches or exceeds 10 to 1 (Note 6).

The amount payable to the clearing agent of $635,984 at December 31, 2001 accrues interest at the broker's call rate, as defined, and is collateralized by a deposit with the clearing organization of $500,000 and an account guarantee by the Company's stockholders. The Account Guarantee Agreement, signed by the Company's stockholders (the "Guarantors"), grants the clearinghouse a first lien and security interest in the Guarantors' personal account maintained by the clearinghouse as security for the Company's outstanding balance due to the clearing organization. The balance in the Guarantors' personal account, comprised of equity securities and a money market account, was approximately $197,000 at December 31, 2001.

NOTE 3. CASH

Cash at December 31, 2001 and 2000, consists of:

	2001	2000
Demand deposits	$ 26,725	$ 48,556
Money Market accounts	9,005	8,011
Wire accounts	27,740	20,245
Certificate of Deposit ("CD") Participation Fund	40,382	104,594
Other deposit	-	6,500
	$103,852	$187,906

The balances in the wire accounts primarily represent restricted customer funds deposited overnight with the Company for subsequent investment in the money market programs. As of December 31, 2001 and 2000, the Company had recorded an offsetting liability for customer funds held in the Company's wire account of $27,541 and $19,954, respectively.

NOTE 3. CASH (*Continued*)

The CD Participation Fund represents: (1) restricted customer funds deposited with the Company for subsequent investment in the CD Program (Note 4), (2) interest received and due to customers on jumbo CDs associated with the CD Program (Note 4) and (3) excess interest and administrative fees earned by the Company on the money market account associated with the CD Program (Note 4). As of December 31, 2001 and 2000, the Company had recorded an offsetting liability for customer funds held in the CD Participation Fund of $39,388 and $102,053, respectively.

Other deposit at December 31, 2000 represents an amount deposited with a bank restricted for the purchase of investment securities. During 2001, the Company used the deposit to purchase investment securities.

NOTE 4. CERTIFICATE OF DEPOSIT PROGRAM

The Company offers a CD Program in which customer funds are combined to purchase jumbo CD's with various banks. Pursuant to Paragraph k(2)(i) of Rule 15(c)3-3 of the SEC, the Company has established a special escrow account with a Bank for the exclusive benefit of its customers. Pursuant to Regulatory Authority directive, the Company does not record the purchase of the jumbo CD's on its books or financial statements. The Company instructs its clients to make checks payable to the order of the Escrow Agent. When sufficient funds have accumulated, a jumbo CD is purchased in the name of the Escrow Agent. Interest payments and principal upon maturity are sent to the Escrow Account to be distributed to the Company's customers.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company rents office space on an annual basis from a Partnership in which one of the stockholders of the Company is a 50% partner. Rent expense pertaining to this office space amounted to $12,753 and $12,426 for the years ended December 31, 2001 and 2000, respectively.

The Company's stockholders have granted one of its clearinghouses a first lien and security interest in the Guarantors' personal account maintained by the clearinghouse, as security for the Company's outstanding balance due to the clearing agent (Note 2).

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001 and 2000, the Company had net capital of $164,641 and $184,900, respectively, which was $112,273 and $159,900, respectively, in excess of its required net capital of $52,368 and $25,000, respectively. The Company's net capital ratio was 4.77 to 1.0 and .96 to 1.0 as of December 31, 2001 and 2000, respectively.

NOTE 6. NET CAPITAL REQUIREMENTS (*Continued*)

As of December 31, 2000, the Company was also subject to the financial requirements of the Commodity Futures Trading Commission ("CFTC") only as they pertain to an introducing broker and was required to maintain a minimum net capital of $30,000. As described in Note 1, effective January 1, 2001, the Company ceased to be a member of the NFA and is no longer subject to the financial requirements of the CFTC.

Effective February 15, 2002, the Company was granted approval from the NASD to trade securities from an inventory account. Concurrent with the NASD's approval, the Company's minimum net capital was increased to $100,000.

NOTE 7. INCOME TAXES

Deferred income tax assets (liabilities) result primarily from differences in the valuation of investment securities for income tax and financial reporting purposes and the availability of unused operating loss carryforwards.

The net deferred tax asset at December 31, 2001 and 2000 included the following:

	2001	2000
Net deferred tax asset	$251,000	$51,600
Valuation allowance for net deferred tax asset	(251,000)	(51,600)
	$ -	$ -

The Company recorded a valuation allowance for its entire net deferred tax asset at December 31, 2001 and 2000 since management believes that it is more likely than not that the net deferred tax asset will not be realized.

The tax effect of major temporary differences that gave rise to the Company's net deferred tax asset at December 31, 2001 and 2000 were as follows:

	2001	2000
Net operating loss carryforward	$110,000	$48,500
Unrealized losses on investment securities	141,000	3,100
	$251,000	$51,600

At December 31, 2001, the Company had available approximately $324,000 and $318,000 of unused federal and state operating loss carryforwards, respectively, that may be applied against future taxable income and that expire through 2021.

NOTE 8. INVESTMENT SECURITIES OWNED

At December 31, 2001 and 2000, the Company's investment portfolio included the following:

	DECEMBER 31, 2001			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	MARKET VALUE
Trading				
Various marketable equity securities, at market value	$1,350,354	$ -	$1,032,576	$317,778
Long-term options outstanding, expiring January 2003	(666,298)	634,298	-	(32,000)
Municipal securities, at market value	89,199	-	5,363	83,836
Equity securities not readily marketable, at estimated fair value	22,500	-	14,000	8,500
	$ 795,755	$634,298	$1,051,939	$378,114

	DECEMBER 31, 2000			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	MARKET VALUE
Trading				
Various marketable equity securities, at market value	$ 72,034	$ -	$ 6,425	$ 65,609
Municipal securities, at market value	94,476	-	2,006	92,470
Equity security not readily marketable, at estimated fair value	16,000	-	4,000	12,000
	$ 182,510	$ -	$ 12,431	$170,079

NOTE 9. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As discussed in Note 2, the Company's customers' securities transactions including its on-line trading (Note 10) are introduced on a fully-disclosed basis with its clearing agents. The clearing agents carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing agents may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing agents.

The Company held a short option position in its investments at December 31, 2001 (Note 8). In the event that market values significantly change, the Company is exposed to potential losses due to its obligation to cover such short security positions or potentially liquidate long security positions at prevailing market rates assigned resulting from carrying open short option positions.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

In the normal course of its business, the Company extends unsecured credit with respect to commissions and fees earned from the securities brokerage business.

At December 31, 2001, approximately 52%, 20% and 21% of the Company's investment securities are comprised of one e-commerce company marketable security, one financial institution marketable security and two municipal bond holding issues, respectively. At December 31, 2000, approximately 34% and 48% of the Company's investment securities are comprised of one financial institution marketable security and two municipal bond holding issues, respectively.

During 2001 and 2000, approximately 68% and 73% of commission revenue were generated by two independent representatives.

NOTE 10. COMMITMENTS

Effective September 2000, the Company entered into a two-year service bureau agreement (the "Agreement") to enable it to service its customers through on-line trading. The Agreement provides for certain transactional charges on a per trade basis with a monthly minimum charge of $1,500.

In April 2001, the Company entered into a noncancelable operating lease for a vehicle which requires monthly payments of $645 through March 2005.

NOTE 11. SUBSEQUENT EVENT

As of February 15, 2002, the Company's investment securities at market value had declined approximately $100,000 from December 31, 2001. No adjustments have been made to the balance as of December 31, 2001.



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM International

INDEPENDENT AUDITOR'S REPORT ON
THE SUPPLEMENTARY INFORMATION

To the Director and Stockholders
Cumberland Brokerage Corporation
Vineland, New Jersey

We have audited the financial statements of Cumberland Brokerage Corporation as of and for the years ended December 31, 2001 and 2000 and have issued our report thereon dated February 15, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 16-18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the supplementary information on pages 17 and 18 is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 15, 2002

SUPPLEMENTARY

INFORMATION

CUMBERLAND BROKERAGE CORPORATION

SCHEDULES OF OPERATING EXPENSES

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
OPERATING EXPENSES		
Advertising	$ 14,361	$ 16,837
Automobile	9,398	5,414
Bank charges	3,175	6,999
Clearing fees	190,005	229,138
Commissions	636,275	667,098
Depreciation and amortization	3,627	3,196
Dues and subscriptions	1,615	1,414
General insurance	7,729	7,907
Health insurance	17,210	25,514
Legal and accounting fees	13,819	15,320
Miscellaneous	968	615
Office	22,783	24,382
Online service fees	25,403	6,289
Payroll	101,733	93,507
Payroll taxes	13,881	16,038
Postage	6,248	5,500
Regulatory fees	14,388	5,189
Rent	12,753	13,976
Research and pricing	8,540	17,950
Seminars and education	-	245
Telephone	16,053	17,537
Taxes - other	-	222
Travel and entertainment	433	399
Total operating expenses	$ 1,120,397	$ 1,180,686

CUMBERLAND BROKERAGE CORPORATION

COMPUTATIONS OF NET CAPITAL UNDER RULE 15(C)3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
NET CAPITAL		
Total stockholders' equity qualified for net capital	$ 306,618	$ 269,251
Deductions:		
Non-allowable assets		
Investment security owned, not readily marketable	8,500	12,000
Restricted deposit	-	6,500
Other receivables	2,803	1,783
Due from registered representatives	10,941	1,084
Prepaid expenses	6,937	30,287
Property and equipment	7,573	6,519
Other assets	-	-
Other	5,000	5,000
Total deductions	41,754	63,173
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	264,864	206,078
HAIRCUTS ON SECURITIES	100,223	21,178
Net capital	$ 164,641	$ 184,900
AGGREGATE INDEBTEDNESS		
Items included in Statement of Financial Condition		
Payable to clearing organization	$ 635,984	$ -
Escrow funds	66,929	122,007
Accounts payable and accrued expenses	82,207	55,866
Total aggregate indebtedness	$ 785,120	$ 177,873

CUMBERLAND BROKERAGE CORPORATION

COMPUTATIONS OF NET CAPITAL UNDER RULE 15(C)3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2001 AND 2000

COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENTS

	2001	2000
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 52,368	$ 25,000
Excess net capital	$ 112,273	$ 159,900
Ratio of aggregate indebtedness to net capital	4.77 to 1	.96 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
(Included in Part II of Form X-17a-5 as of December 31, 2001 and 2000)

	2001	2000
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 146,406	$ 183,395
Net audit adjustments and adjustments to net capital:		
Net closing and audit adjustments to accounts receivable, investment securities, prepaid expenses, property and equipment and accounts payable and accrued expenses resulting in a net understatement of stockholders' equity	10,370	16,464
Adjustment of haircuts on investment securities	961	17
Overstatement (understatement) of non-allowable assets primarily due to net closing and audit adjustments	6,904	(14,976)
NET CAPITAL PER ABOVE	$ 164,641	$ 184,900



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM International

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Director and Stockholders
Cumberland Brokerage Corporation
Vineland, New Jersey

In planning and performing our audit of the financial statements of Cumberland Brokerage Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by Rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting system, control activities, or control activities for safeguarding firm assets and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Cumberland Brokerage Corporation for the year ended December 31, 2001 and this report does not affect our report thereon dated February 15, 2002.

- The Company has minimal segregation of duties due to the small size of the Accounting Department. Management plans to carefully consider the various risks associated with the lack of segregation of duties and consider further segregation, where possible, or the hiring additional personnel.

- The Company failed to file correct quarterly FOCUS reports for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001. This situation resulted from the improper exclusion of trading losses incurred by a registered representative, and for which the Company became liable due to the representative's inability to pay. Had such losses been properly reflected at the date they were incurred, and because the Company did not obtain, in accordance with NASD regulations, capital which it believed was committed and available to the Company, the Company may have technically been in net capital violation for part of 2001.

- The Company's supervisory review procedures were not robust enough to identify and limit the improper trading activities of a new registered representative. Management has represented that more stringent supervisory procedures were implemented as a result of the incident. Management believes that these new procedures are sufficient to provide the level of oversight necessary over the trading activities of its representatives.

- Although the Company maintains an informal procedure for computing net capital on daily basis, only month-end computations are documented and maintained. We suggest, and management agrees, that such daily computations be formally completed, reviewed and maintained by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, as further described in the preceding paragraph, we believe that the Company's practices and procedures were not adequate at December 31, 2001 to meet the SEC's objectives. Management has committed to improving and expanding such practices and procedures to meet the SEC's objectives on a going forward basis.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 15, 2002